Exhibit 99.3

Finance overview • • • • • Resilient results from foundation business 2019 final dividend passed to protect and strengthen the balance sheet LCCP debt refinancing improves mix and maturity profile Actively managing liquidity headroom Renewed focus to ensure a strong and robust financial control environment Our foundation business delivered resilient results with a strong volume, cash fixed cost and working capital performance against the backdrop of a challenging macroeconomic climate. Our business was impacted by market and geopolitical risks including subdued global GDP growth. Our gross margin percentage decreased by 2% compared to the prior year driven by the increased supply of chemicals in the US and China resulting in lower chemicals prices. Our Energy Business benefitted from higher crude oil prices and higher diesel differentials. These benefits were partly offset by weaker petrol differentials driven by negative supply-demand fundamentals. Oil prices improved to US$69 per barrel on average in 2019, compared to US$64 per barrel in the prior year, with prices forecast to trend between US$50 and US$70 per barrel in 2020. Oil markets remain exposed to shifts in geopolitical risks as well as supply and demand movements. The chemicals industry has moved into a down cycle during the year based on reduced demand due to the ongoing US-China trade dispute and an increase in supply of commodity chemicals as new Chinese chemical complexes are starting up sooner than expected. During 2019, the rand/US dollar exchange rate averaged R14,20 compared to R12,85 for the prior year. The weaker average rand/US dollar exchange rate significantly impacted the results of our Chemicals businesses as a significant portion of the business is exposed to foreign currency sales and capital expenditure. We remain cautious with regards to the impact of a volatile rand/US dollar exchange rate on our business going forward. To mitigate these risks, we are of the view that our hedging programme is a key component of our financial risk management framework to provide certainty as we manage peak gearing and ensure sufficient liquidity for the company. We intend continuing with a prudent hedging strategy to ensure effective balance sheet management and protect cash flows needed to execute on our value-based strategy. We are pleased that approximately 55% of our hedging programme relating to rand/US dollar cover for 2020 is now complete. We have already hedged 47% of our ethane price exposure out of a target of 50%-70%. Unfortunately during the year under review, we significantly increased our capital project forecast for LCCP and hence it resulted in a sizeable impairment of the assets as well as limiting our balance sheet flexibility. Several control deficiencies have been identified by management since the increased LCCP capital announcement. Remedial actions have been initiated since February 2019 to address project and financial controls and reporting deficiencies. As we are in the process of starting-up the LCCP and ramping-up our volumes, it is evident in 2019 that the revenue generated do not fully cover the operating costs. "Our financial focus has been on protecting and strengthening Sasol’s balance sheet and improving cash generation.” Paul Victor Chief Financial Officer KEY MESSAGES

Key drivers impacting our results

Sasol's risk management process has enabled us to remain resilient in the volatile macroeconomic environment. We closely monitor the progress of our strategic objectives by considering and planning for various likely financial scenarios in determining whether the risk is within the limits of our risk tolerance and risk appetite as well as testing the robustness of our mitigation actions. In order to assess the impact of the operating environment on our business, it is important to understand those factors that affect the delivery of our results.

Risk	Impact on value creation	Response
Executing on capital projects	• One of the most significant challenges is capital excellence – delivery of projects within cost and schedule. Failure to achieve this negates our return on invested capital and could result in impairments. • During the year deficiencies relating to the LCCP forecasting process were identified, which resulted in a revised cost estimate.	• Our capital allocation principles are used to guide how we systematically invest capital. We have also taken actions to document the lessons learnt from past projects including the LCCP and will apply them in future projects. Control deficiencies have been identified and are being remediated.
Credit market risk and its impact on our debt profile	• Despite the volatility in global markets, liquidity has remained available to quality borrowers. Market uncertainty has a more pronounced impact on the availability of liquidity.	• We monitor our funding requirements continuously as part of our enterprise risk management activities to ensure that we maintain appropriate levels of liquidity to minimise any adverse impact on our investment ratings.
Volatile markets and exchange rates	• A large portion of our turnover and capital investments are significantly impacted by the rand/US dollar exchange rate. This is also a significant variable in the basic fuel price (BFP). Our chemical products are mostly commodity products the prices of which are based largely on global prices quoted in US dollars.	• We hedge both our capital investments and foreign currency-denominated imports by way of forward exchange contracts. • We entered into zero-cost collars for approximately US$4,3 billion and US$4,7 billion for 2019 and 2020, respectively. This equates to approximately 70% of our exposure. This hedging strategy enables us to better predict cash flows and thus manage our working capital and debt more effectively.
Crude oil	• Our Energy Business is exposed to the volatility associated with the selling price of fuel. The BFP forms part of the final selling price which is regulated by the South African government. The key factors influencing the BFP include the crude oil price, rand/US dollar exchange rate and refining margins.	• To protect the Group against adverse effects of short-term oil price volatility and rand/US dollar exchange rate fluctuations, we use a combination of forward exchange contracts and crude oil futures. • We entered into hedges against the downside risk in the crude oil price covering approximately 80% of the Group's liquid fuel sales for 2019.
Chemical prices	• Our chemical products follow a typical demand cycle. Higher demand results in higher margins until new production capacity is introduced, at which point margins decrease. Over the longer term, most commodity chemical prices tend to track crude oil-based feedstock prices.	• The approach for our commodity Chemicals Business is to have a diverse portfolio of assets and, wherever possible, to invest in the value chain from raw materials to final products. We expand our footprint in differentiated markets. This is aimed at ensuring resilience under a number of different oil price scenarios and industry cycles.
Gas prices	• Natural gas is a key feedstock in our GTL businesses. A higher gas price would reduce our profitability and earnings generation. • In Mozambique some of our revenue is derived from the natural gas price. Lower gas prices would result in reduced cash flows and profitability. • If gas selling prices are reduced by NERSA it will negatively impact our business.	• In times of lower demand for gas, we utilise the gas available from Mozambique internally in our integrated value chain. • In July 2019 the Constitutional Court overturned the 2013 NERSA maximum price decisions and ordered NERSA to revise its decisions. We are waiting for the outcome.
Our cost base	• The risk of inflationary increases in the countries in which we operate could place further pressure on our cost base. Generally, the rate of inflation in most major countries has been relatively low. The inflation rate for South Africa remains volatile and has moved from 4,7% in 2018 to 5,9% at 30 June 2019.	• We maintain a strict focus on cost and are targeting an inflation rate of 6%. We are further evaluating opportunities to reduce cost through our Continuous Improvement programme. • We have several digitalisation initiatives aimed at increasing the effectiveness and efficiency of operations .

Finance overview (continued) Overview of financial performance Earnings before interest and tax (EBIT) decreased 45% to R9,7 billion, largely due to significant remeasurement items of R18,6 billion recorded in the current year resulting mainly from softer chemical prices as well as the higher than anticipated capital spend on the LCCP. Core headline earnings per share (CHEPS) increased 5% to R38,13 on the back of a 19% higher rand per barrel oil price compared to the prior year. Headline earnings per share (HEPS) increased 12% to R30,72 compared to the prior year. Even though we were unable to convert the full rand oil benefit into earnings due to softer commodity chemical prices and higher feedstock prices in Europe and the US, the increase in core earnings still supports our cash flow generating ability from our foundation businesses. The Sasol Limited Board (the Board) considers core headline earnings as an appropriate indicator of the sustainable operating performance of the Group. The graph below summaries earnings performance for the past four years. Earnings performance 45 40 35 30 25 20 15 10 5 0 Earnings per share Headline earnings per share Core headline earnings per share Dividend per share 2016 2017 2018 2019 Our operational performance saw the positive impact of management interventions resulting in improved performances at Secunda Synfuels Operations, achieving an annualised run-rate of 7,8 mt after the full shutdown, Natref achieving a production run-rate of 637m3/h which is the highest performance in the past eight years and productivity at Mining increasing by 3%. Our final production results were, however, constrained by a longer-than-expected shutdown at Secunda Synfuels Operations and external feedstock supply challenges in Germany. ORYX GTL achieved an 81% utilisation rate due to unplanned maintenance shutdowns during the year. The high-density polyethylene plant (HDPE) in the US produced volumes at the upper end of its design capacity. Liquid fuel sales volumes increased by 2% compared to the prior year from higher volumes placed in wholesale and commercial channels and as a result of a strong performance by Natref. Base Chemicals' sales volumes increased by 4% from the prior year due to the contributions from the HDPE and linear low-density polyethylene (LLDPE) plants in the US, however the positive impact thereof was offset by softer commodity chemical prices. Performance Chemicals' sales volumes decreased by 3% compared to the prior year resulting from external supply constraints experienced during the first half of the year and a softer macroeconomic environment in Europe and Asia during the second half of the year. Rand per share 21,66 33,36 14,26 6,97 41,40 35,15 27,44 30,72 36,77 38,47 36,38 38,13 14,80 12,60 12,90 5,90

Our attributable earnings was significantly impacted by remeasurement items of R18,6 billion. Once-off items include impairments of R7,4 billion (US$526 million) and R5,5 billion (US$388 million) recognised in relation to the Tetramerisation and EO/EG cash generating units, respectively. The impairments were mostly as a result of softer forecast US ethylene and global non-ethylene glycol prices and an increase in capital cost for the LCCP. Softer international ammonia sales prices and higher feedstock prices impacted our ammonia value chain in Southern Africa, with an impairment of R3,3 billion recognised. Our shale gas assets in Canada were impaired by a further R1,9 billion (CAD181 million) as at 30 June 2019 to a carrying value of R22 million (CAD2 million) based on the fair value less cost to sell as we have made significant progress on this divestment as part of our strategic portfolio optimisation.

During the year we refinanced the US$4 billion LCCP asset-based facility in two phases, initially by the issue of US$2,25 billion of US dollar denominated bonds (US$1,5 billion 5,5 – year bond and US$0,75 billion 10-year bond) and thereafter by a US$1,8 billion 5 year bank loan financing. This refinancing enabled Sasol to optimise its mix of funding instruments between bank loans and bond market, while at the same time extending the maturity of the debt profile from 2021 to as far out as 2028. Long-term debt maturity profile We have implemented a dynamic funding plan which is based on our latest assumptions and capital requirements. We review the plan on an ongoing basis and report on it to the Audit Committee and Sasol Limited Board to ensure that we have sufficient liquidity and headroom on the balance sheet in the foreseeable future. Solvency and liquidity The Group meets its financing requirements through a mixture of cash generated from its operations and short-and long-term borrowings. We maintain adequate banking facilities and reserve borrowing capacities. Sasol is in compliance with all of the financial covenants of its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. Credit ratings Our credit ratings are influenced by some of our more significant risks. These include crude oil price volatility, movements in the sovereign credit rating of South Africa, our investments in developing countries and their particular associated economic risks, the potential for significant debt increase and the execution challenges associated with a number of our planned growth projects if they materialise simultaneously, as well as the risks arising from potential increases in capital costs associated with these projects. Analysing our shareholding and returns to shareholders Shareholding Sasol’s shareholder base consists primarily of large institutional shareholders, with varying investment styles, concentrated in South Africa. With the LCCP coming online, our international portfolio is becoming more significant. As a result, our aim is to achieve a broad correlation between the distribution of our shareholder base and the sources of cash-generation for Group. This means that we will specifically target a larger number of US-based investors in future. Total shareholder return We return value to our shareholders by way of both dividends and share price appreciation. Total shareholder return (TSR) is a measure of the performance of the Group’s shares over time, and combines both share price appreciation and dividends paid to indicate the total return to a shareholder over the period. Sasol’s TSR for the five-year period ending 30 June 2019 was negative 34% in rand terms and negative 51% in US dollar terms, which is in the bottom range of our peers. 120 000 100 000 80 000 60 000 40 000 20 000 0 Within 1 year 3 to 5 years 4 to 5 years Over 5 years Our debt profile analysed by currency: 2019 2018 2017 Due to the funding of the LCCP, 93% of our debt is now US dollar denominated. Given the significantly weaker closing exchange rate of R14,08 and the related translation loss arising on the valuation of the balance sheet at year-end, the impairments recognised during the year and the higher-than-planned capital expenditure on the LCCP, our gearing increased to 56,3%. As part of our debt refinancing strategy we have agreed with our financiers to amend the net debt: EBITDA covenant from 2,5 times to 3,0 times under the US$3,9 billion Revolving Credit Facility (RCF) entered into during 2017. The covenant amendment provides us with financial flexibility during the peak gearing period over the next 12 – 24 months. The graph below illustrates our gearing and net debt: EBITDA ratio as at 30 June 2019. Gearing and net debt: EBITDA ratio 70 60 50 40 30 20 10 0 3,0 2,5 2,0 1,5 1,0 0,5 0,0 16 Gearing 17 18 19 RCF maintenance covenant Net Debt: EBITDA 91 Gearing % R million Net Debt: EBITDA (times 2,63 1,83 56 1,17 42 0,56 26 15 Rm % Rm%Rm% Rand US dollar Other 9 7247 128 468 93 444 – 19 044 17 20 922 25 91 1318159 39171 1 31423 840 4 Total 138 636 111 489 84 153 2 544 5 190 108 257 21 348

During the year we refinanced the US$4 billion LCCP asset-based facility in two phases, initially by the issue of US$2,25 billion of US dollar denominated bonds (US$1,5 billion 5,5 – year bond and US$0,75 billion 10-year bond) and thereafter by a US$1,8 billion 5 year bank loan financing. This refinancing enabled Sasol to optimise its mix of funding instruments between bank loans and bond market, while at the same time extending the maturity of the debt profile from 2021 to as far out as 2028. Long-term debt maturity profile We have implemented a dynamic funding plan which is based on our latest assumptions and capital requirements. We review the plan on an ongoing basis and report on it to the Audit Committee and Sasol Limited Board to ensure that we have sufficient liquidity and headroom on the balance sheet in the foreseeable future. Solvency and liquidity The Group meets its financing requirements through a mixture of cash generated from its operations and short-and long-term borrowings. We maintain adequate banking facilities and reserve borrowing capacities. Sasol is in compliance with all of the financial covenants of its loan agreements, none of which is expected to present a material restriction on funding or its investment policy in the near future. Credit ratings Our credit ratings are influenced by some of our more significant risks. These include crude oil price volatility, movements in the sovereign credit rating of South Africa, our investments in developing countries and their particular associated economic risks, the potential for significant debt increase and the execution challenges associated with a number of our planned growth projects if they materialise simultaneously, as well as the risks arising from potential increases in capital costs associated with these projects. Analysing our shareholding and returns to shareholders Shareholding Sasol’s shareholder base consists primarily of large institutional shareholders, with varying investment styles, concentrated in South Africa. With the LCCP coming online, our international portfolio is becoming more significant. As a result, our aim is to achieve a broad correlation between the distribution of our shareholder base and the sources of cash-generation for Group. This means that we will specifically target a larger number of US-based investors in future. Total shareholder return We return value to our shareholders by way of both dividends and share price appreciation. Total shareholder return (TSR) is a measure of the performance of the Group’s shares over time, and combines both share price appreciation and dividends paid to indicate the total return to a shareholder over the period. Sasol’s TSR for the five-year period ending 30 June 2019 was negative 34% in rand terms and negative 51% in US dollar terms, which is in the bottom range of our peers. 120 000 100 000 80 000 60 000 40 000 20 000 0 Within 1 year 3 to 5 years 4 to 5 years Over 5 years Our debt profile analysed by currency: 2019 2018 2017 Due to the funding of the LCCP, 93% of our debt is now US dollar denominated. Given the significantly weaker closing exchange rate of R14,08 and the related translation loss arising on the valuation of the balance sheet at year-end, the impairments recognised during the year and the higher-than-planned capital expenditure on the LCCP, our gearing increased to 56,3%. As part of our debt refinancing strategy we have agreed with our financiers to amend the net debt: EBITDA covenant from 2,5 times to 3,0 times under the US$3,9 billion Revolving Credit Facility (RCF) entered into during 2017. The covenant amendment provides us with financial flexibility during the peak gearing period over the next 12 – 24 months. The graph below illustrates our gearing and net debt: EBITDA ratio as at 30 June 2019. Gearing and net debt: EBITDA ratio 70 60 50 40 30 20 10 0 3,0 2,5 2,0 1,5 1,0 0,5 0,0 16 Gearing 17 18 19 RCF maintenance covenant Net Debt: EBITDA 91 Gearing % R million Net Debt: EBITDA (times 2,63 1,83 56 1,17 42 0,56 26 15 Rm % Rm%Rm% Rand US dollar Other 9 7243 128 468 93 444 – 19 044 17 20 922 25 91 1318159 39171 1 31423 840 4 Total 138 636 111 489 84 153 2 544 5 190 108 257 21 348

Finance overview (continued) Acknowledgement 2019 has been a challenging year in many respects and I would like to thank the Board and Group Executive Committee for their support and leadership. I also would like to acknowledge the dedication and hard work of our finance team who are supporting the business in the dual challenge of delivering value to shareholders and managing our balance sheet. Finally, I am looking forward to the year ahead as we unlock value from the LCCP for our shareholders. The factors that influenced the performance of the share price included the market’s reaction to the increased LCCP cost estimate, challenging global markets with ongoing macro uncertainty and our operational efficiency and cost containment initiatives. The volatility of the crude oil price, coupled with the rand/US dollar exchange rate, further contributed to the lower share price performance. To maximise TSR, the Group has put measures in place to: • improve project execution by implementing lessons learnt from the LCCP and previous projects; • actively manage the balance sheet to address external volatility; • update our strategy to reflect sustainability as a key measure of resilience; • execute per our disciplined capital allocation framework for improving shareholder returns; • focus on Continuous Improvement to improve the efficiency of our operations; and • work with government and other stakeholders to manage the impact of regulations on Sasol’s South African business. Paul Victor Chief Financial Officer 28 October 2019 Dividend Our dividend policy is to pay dividends within a dividend cover range based on core HEPS. After careful consideration of our current leverage and the volatility in the macroeconomic environment, the Board made a very tough decision to pass the final dividend for 2019. This helps to protect and strengthen our balance sheet while also ensuring we deliver the key elements of our strategy, particularly the final completion of the LCCP. The Board may consider to pass the interim dividend for 2020 based on the health of the balance sheet metrics at that stage. During February 2019 a gross interim dividend was declared of R5,90 per ordinary share and Sasol BEE ordinary share. New accounting standard The Group will transition to the new accounting standard IFRS 16, Leases, effective 1 July 2019, applying the modified retrospective approach given the significance of the impact. Refer to the Annual Financial Statements AFS for detail disclosure of the impact. Governance Unfortunately during the year under review, we significantly increased our capital project forecast for the LCCP which resulted in a sizeable impairment of our assets and limiting our balance sheet flexibility. Several control deficiencies were identified by management since the increased LCCP capital announcement. Refer to the Governance overview on page 60 for more details. We have initiated several remedial actions since February 2019 to address project and financial controls and reporting deficiencies. 92